UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Integrated Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

45818D 10 8
(CUSIP Number)

David H. Smith
34 Shorehaven Road
Norwalk, CT 06855

(Name, Address and telephone number of Person Authorized to Receive Communications)

December 21, 2006
(Date of Event)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 45818D 10 8	13D	Page 2 of 12 Pages

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David H. Smith I.R.S. I.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, SC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,680,035 shares
	8	SHARED VOTING POWER 2,140,000 shares
	9	SOLE DISPOSITIVE POWER 5,680,035 shares
	10	SHARED DISPOSITIVE POWER 2,140,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,820,035 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 45818D 10 8	13D	Page 3 of 12 Pages
1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Interim Advantage Fund LLC I.R.S. I.D. 06-1455155
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 165,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 165,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 45818D 10 8	13D	Page 4 of 12 Pages
1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Tailwind V.C., LLC I.R.S. I.D. 74-3005251
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 350,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 350,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 45818D 10 8	13D	Page 5 of 12 Pages
1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Cytra Corporation I.R.S. I.D. 06-1308202
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 75,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 75,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 45818D 10 8	13D	Page 6 of 12 Pages
1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Contra V.C., LLC I.R.S. I.D. 06-1531033
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 250,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 250,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 45818D 10 8	13D	Page 7 of 12 Pages
1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fivex LLC I.R.S. I.D. 30-0250838
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 800,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 800,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 45818D 10 8	13D	Page 8 of 12 Pages
1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) IAF Management, LLC Retirement Plan I.R.S. I.D. 06-1455509
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 500,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 500,000 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 45818D 10 8	13D	Page 9 of 12 Pages
Item 1. Security and Issuer.

This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Integrated Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 310 Authority Drive Fitchburg, MA 01420-6047.

Item 2. Identity and Background.

(a) - (c)

David H. Smith II is an individual private investor having an address of 34 Shorehaven Road, Norwalk, CT 06855. The other Reporting Persons all have business addresses that are the same as that of Mr. Smith. The names, places of organization and principal businesses of the other Reporting Persons are:

Reporting Person	Interim Advantage Fund LLC	Tailwind VC, LLC	Cytra Corporation	Contra VC LLC	Fivex LLC	IAF Management, LLC Retirement Plan; David H. Smith II, Trustee
Place of organization	CT	CT	DE	CT	CT	CT
Principal Business	investments	investments	investments	investments	investments	Retirement fund

Mr. Smith is the President of Cytra Corporation and is the Manager of Interim Advantage Fund LLC, Tailwind VC LLC, Contra VC LLC and Fivex LLC. He is the trustee of IAF Management, LLC Retirement Plan.

(d) - (e)

None of the reporting persons has, during the last five years,

(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or

(ii)  been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Smith is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The acquisition of shares giving rise to the requirement to file this schedule consist of the participation by the Reporting Persons in a private placement of common stock that closed on December 21, 2006. The Reporting Persons invested an aggregate of $203,000 in the private placement. None of these funds were borrowed. In a transaction not previously reported on Schedule 13D, Mr. Smith received 104,167 shares of the Issuer’s common stock on May 22, 2006 in connection with his service as a director of the Company. These shares represented less than 1% of the outstanding shares of the Issuer.

CUSIP No. 45818D 10 8	13D	Page 10 of 12 Pages
Item 4. Purpose of the Transaction.

The Reporting Persons acquired these shares for investment purposes.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)    The aggregate number and percent of the class of the Issuer’s common stock held by each Reporting Person is identified in the table below. In computing the percentage of the class, the Reporting Persons are treating as outstanding all of the shares that they any of them may purchase within the next 60 days by the exercise of stock purchase warrants held by any Reporting Person.

Name	Number of Shares	Percent of class
David H. Smith	7,820,035	18.1%
Interim Advantage Fund, LLC David H. Smith, Manager	165,000	0.4%
Tailwind V.C., LLC David H. Smith, Manager	350,000	0.8%
Cytra Corporation David H. Smith, President	75,000	0.2%
Contra V.C., LLC David H. Smith, Manager	250,000	0.6%
Fivex LLC, David H. Smith, Manager	800,000	1.8%
IAF Management, LLC Retirement Plan; David H. Smith II, Trustee	500,000	1.2%

Mr. Smith is aware that certain of his relatives own shares of the Issuer’s common stock. In particular, his son David H. Smith III owns or has the right to acquire 110,000 shares of common stock; S. Whitney Schrauth, his daughter, and her husband jointly own or have the right to acquire 95,000 shares of common stock; and the David Hale Smith II Charitable Remainder Trust, of which Mr. Smith is the grantor but not the trustee or the beneficiary, owns or has the right to acquire 100,000 shares of common stock. None of the persons mentioned above lives with Mr. Smith, and each has attained the age of majority. Mr. Smith disclaims beneficial ownership of all shares held by such persons.

(b)    Mr. Smith has sole voting and dispositive power with respect to 5,680,035 shares held in his name or subject to purchase pursuant to warrants held in his name. Mr. Smith shares voting and dispositive power with respect to shares, and shares covered by warrants, held in the name of each of the other Reporting Persons.

(c)     In the past sixty days, each of the Reporting Persons participated in a private placement of units offered by the Issuer at a price of $0.06 per unit. Each unit consisted of a share of common stock and a warrant to purchase 50% of a share of common stock. The warrants are immediately exercisable at $0.35 and expire on June 30, 2008.

CUSIP No. 45818D 10 8	13D	Page 11 of 12 Pages
The securities were acquired on December 21, 2006. The number of shares and warrants so acquired are as follows:

Name	Number of Shares	Shares Subject to Warrants	Total
David H. Smith	2,416,667	1,208,333	3,625,000
Interim Advantage Fund, LLC David H. Smith, Manager	50,000	25,000	75,000
Tailwind V.C., LLC David H. Smith, Manager	133,333	66,667	200,000
Cytra Corporation David H. Smith, President	16,667	8,333	25,000
Contra V.C., LLC David H. Smith, Manager	100,000	50,000	150,000
Fivex LLC, David H. Smith, Manager	333,333	166,667	500,000
IAF Management, LLC Retirement Plan; David H. Smith II, Trustee	333,333	166,667	500,000

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares acquired as described in clause (c) above.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in Item 2 and any other person, with respect to the securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

None

CUSIP No. 45818D 10 8	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January __, 2006	By:	/s/ /s/ David H. Smith II*

*Individually, as President of Cytra Corporation, as Manager of Interim Advantage Fund LLC, Tailwind VC LLC, Contra VC LLC and Fivex LLC, and as trustee of the IAF Management, LLC Retirement Plan.